Exhibit 99.1

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES INC. COMPLETES EQUITY FINANCING

MONTREAL, Quebec, Canada, June 17th, 2010 - Richmont Mines Inc. (“Richmont”) (TSX - NYSE Amex: RIC) announced today that it has completed the previously announced overnight marketed public offering of 3,300,000 common shares of Richmont (the “Common Shares”) at a price of CAN$5.00 per Common Share for aggregate gross proceeds of CAN$16,500,000. The 3,300,000 Common Shares issued by Richmont include 300,000 Common Shares issued upon the exercise in part by the underwriters of an over-allotment option.

The net proceeds of the offering will be used for development work at Richmont’s projects, primarily the Francoeur Mine in Quebec, for potential acquisitions and for general corporate purposes.

The Common Shares offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. Accordingly, the Common Shares may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Common Shares offered under the short form prospectus within the United States or to U.S. persons.

About Richmont Mines Inc.
Richmont has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, Richmont is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

For more information, please contact:
Investor Relations:	Media Contact:
Jennifer Aitken	Frédéric Tremblay
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 231
E-mail: jaitken@richmont-mines.com	E-mail: frederic.tremblay@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com